Mail Stop 3561

October 22, 2007

Mr. Jamie L. Buskill
Chief Financial Officer
Boardwalk Pipeline Partners, LP
3800 Frederica Street
Owensboro, Kentucky 42301

> **Re: Boardwalk Pipeline Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 23, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007**
> **and June 30, 2007**
> **Filed April 30, 2007 and July 31, 2007**
> **Response Letter Dated September 26, 2007**
> **File No. 1-32665**

Dear Mr. Buskill:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief